Bluelight Technologies, Inc.

Consolidated Financial Statement For The Period Ended December 31, 2020

Table of Contents

Bluelight Technologies, Inc.
Consolidated Balance Sheet
December 31, 2020

Assets

Current Assets
Cash & cash equivalents $189,467.33

Total Assets $189,467.33

Liabilities & Shareholders Equity

Additional paid-in capital $240,000.00
Common stock, 10M shares issued &
    outstanding, $0.00001 par value $100.00
Retained earnings   ($50,632.67)

Total Liabilities & Shareholders Equity $189,467.33

Bluelight Technologies, Inc.
Consolidated Statement of Income
December 31, 2020

Revenues	0
Cost of Goods Sold	0
Gross Profit	0
Operating Expenses	
Payroll Expense	48,142.12
Administrative Expense	419.10
Software Expense	766.53
Equipment Expense	1,304.92
Total Operating Expenses	(50,632.67)
Net Income (Loss)	(50,632.67)

Bluelight Technologies, Inc.
Consolidated Statement of Equity
December 31, 2020

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, Aug 3, 2019 (inception)	--	--	--	--	--	--	--
Contribution	10,000,000	$100	--	--	$240,000	--	$240,100
Other gain (loss)	--	--	--	--	--	--	--
Net income	--	--	--	--	--	$(50,632.67)	$(50,632.67)
Ending Balance, Dec 31, 2019	**10,000,000**	**$100**	**--**	**--**	**$240,000**	**$(50,632.67)**	**$189,467.33**

Bluelight Technologies, Inc.
Consolidated Statement of Cash Flows
December 31, 2020

Cash flows from operating activities

Net loss	(50,632.67)
Cash used for operating activities	(50,632.67)

Cash flows from investing activities

Cash flows from financing activities

Issuance of common stock	100.00
Paid-in capital	240,000.00

Net increase (decrease) in cash   (189,467.33)

Cash at beginning of year   0.00
Cash at end of year   189,467.33

Bluelight Technologies, Inc.
Notes to the Consolidated Financial Statement
December 31, 2020

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entity (the "Company"). The financial statement only includes information from inception (August 3, 2020) through December 31, 2020.

Bluelight Technologies, Inc. was incorporated in the State of Delaware on August 3, 2020.

Bluelight is building software to enable companies to better understand the financial health of their business. This is accomplished by stitching together data from various sources, including financial systems, product metric systems, and customer engagement systems. Bluelight works with executive teams to implement their software and this software becomes a daily part of the customer's operations.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Bluelight Technologies, Inc. (the "Company"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions

may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company has no allowance for doubtful accounts.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. As a pure software company that delivers it product using cloud technology, it is unlikely that the Company will hold inventory. At December 31, 2020, the Company held no inventory.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and

liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded no revenue from inception of August 3, 2020 through December 31, 2020.

Warranty Reserve
The product contracts entered into generally provide a three-month product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Research and Development
Research and development costs are expensed as incurred. Total expense related to research and development was $48,142.12 for the year ending December 31, 2020.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigations against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2020.
Property and equipment at cost - Computer equipment: $1,304.92

Due to the immaterial amount of the equipment, the Company will write-off the cost as a one-off expense.

4. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00001 par value per share. As of December 31, 2020, 10,000,000 shares have been issued and are outstanding.

Preferred Stock
As of December 31, 2020, no preferred shares have been authorized.

Equity Based Compensation
The equity-based compensation plan has not authorized any stock options to be granted. The Company maintains one vesting schedule:

(1) One fourth (1/4th) of the shares subject to the option will vest on the one year anniversary of the Vesting Commencement Date and an additional one forty-eighth (1/48th) of the aggregate number of shares subject to the option will vest on the corresponding day of each month thereafter (or if there is no such corresponding day, on the last day of such month), subject to the Participant continuing to be a Service Provider to the Company through each such date.

5. Subsequent Events

The Company has determined no material subsequent events worth highlighting.